Invech Holdings, Inc.

PO Box 26496

Scottsdale, AZ 85255

October 28, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Jenna Hough, Esq.

Re:	Invech Holdings, Inc.
Registration Statement on Form S-1
File No. 333-276779

Dear Ms. Hough:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Invech Holdings, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on 4:00 pm, Eastern October 30, 2024, or as soon as may be practicable.

If you have any questions regarding this request, please contact Rhonda Keaveney, our CEO at (602) 793-8058.

Sincerely,

/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer